

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

Robert M. Bakish
President and Chief Executive Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

      Re: Viacom Inc.
          Form 10-K for the Fiscal Year Ended September 30, 2017
          Response Dated June 25, 2018
          File No. 001-32686

Dear Mr. Bakish:

      We have reviewed your June 25, 2018 response to our comment letter and have the following comment.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comments is to comments in our June 5, 2018 letter.

Form 10-K for the Fiscal Year Ended September 30, 2017

Through National Amusements' Voting Control of Viacom and CBS, Certain Directors and Stockholders May Face...Conflicts of Interest..., page 26

1.   We note your response to comment 1. In future filings, address the real or perceived impact that NAI's power "to control the election and removal of directors" could have on the ability of your independent directors to perform their duties effectively.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Division of Corporation Finance
Office of Telecommunications